INVESCO MORTGAGE CAPITAL, INC.

December 3, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Invesco Mortgage Capital, Inc.

Registration Statement on Form S-3

File No. 333-283034

Ladies and Gentlemen:

Invesco Mortgage Capital, Inc. (the “Company”) hereby requests, pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on December 4, 2024, or as soon thereafter as practicable.

Please contact Mark Kanaly of Alston & Bird LLP, the Company’s counsel, at (214) 922-3404, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Invesco Mortgage Capital, Inc.

By:	/s/ John M. Anzalone
Name: John M. Anzalone
Title: Chief Executive Officer